Filed by Integrated Device Technology, Inc.

Commission File No. 0-12695

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

IDT-ICS Merger Announcement

FAQ

June 15, 2005

1.	Why are IDT and ICS merging?	3
2.	Why are the companies joining now?	3
3.	What do you see as the opportunities for the combined company going forward? Did something change in how you perceive your standalone market opportunity?	4
4.	Is this a merger or acquisition?	4
5.	What is the name of the new company? What is its stock symbol?	4
6.	Where will the company’s headquarters be based?	4
7.	How many employees does IDT have? How many employees does ICS have?	4
8.	What are the key financial terms of the transaction?	4
9.	Will this transaction be accretive?	4
10.	What is the expected composition of the shareholder base for the combined company?	5
11.	Who proposed this merger – IDT or ICS?	5
12.	When is the deal expected to close?	5
13.	Who will be the management of the combined company? Who will be running the business units and holding other key management positions?	5
14.	Who will be on the Board of Directors with this merger?	5
15.	Does the deal require shareholder approval?	5
20.	Have the Boards of Directors of both IDT and ICS approved the transactions?	5
21.	Who were the advisors for each company?	5
22.	What are the expected integration plans?	5
23.	What are the steps remaining to “close” the deal?	6

24.	What is the financial impact upon IDT?	6
25.	Are you giving or changing guidance at this time?	6
26.	What will be the fiscal reporting calendar for the combined company?	6
27.	Can you provide more detail on the cost and revenue synergies? Over what time frame will these synergies be achieved?	6
28.	When will customers know who will be managing their account?	7
29.	There are a number of administrative positions where you don't need two: controller, CFO, IT, HR, etc. How many of those do you see, and how will you reconcile the organization?	7
30.	Will any duplicative products be obsoleted?	7
31.	How do partners benefit from this deal?	7
32.	Will this affect any existing release plans for IDT or ICS products?	7
33.	How do customers benefit from this deal?	7
34.	Will any IDT or ICS products be obsoleted?	7
35.	Who do I contact for support?	7
36.	Will there be layoffs because of this merger? How would that be determined?

SAFE HARBOR STATEMENT

•	This document contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to IDT’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; customer turnover; obtaining and maintaining intellectual property rights; uncertainties regarding the timing of the merger or whether the merger will close at all; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment and responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

•	Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of IDT’s and ICS’s most recently filed Forms 10-K and 10-Q. IDT and ICS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement.

•	Where to Find Additional Information

IDT Corporation and ICS intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving IDT and ICS.

•

Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by IDT by contacting IDT Investor Relations at 408-654-6515. Investors and security holders may obtain free copies of the documents filed with the SEC by ICS by contacting ICS Investor Relations at 610-630-5300. IDT, ICS and their directors and executive officers maybe deemed to be participants in the solicitation of proxies from the stockholders of IDT and ICS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of IDT and ICS described above. Additional information regarding the directors and executive officers of IDT is also included in IDT’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 23, 2004. Additional information regarding the directors and executive officers of ICS is also included in ICS’s annual report on Form 10-K for the year ended July 3, 2004, which was filed with the SEC on September 16, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov.

1.    Why are IDT and ICS merging?

This merger provides an unique opportunity to combine two companies with complementary strengths (products, channel presence, R&D, manufacturing, technology) to create a time to market advantage in the rapidly evolving consumer segment, especially in areas where the consumer and communications segments are converging. . The merger will generate significant synergies — manufacturing, purchasing, overhead reduction — that will lower the combined firm’s costs, and the scale of combined firm will provide a platform to grow sales substantially.

As one company, we will be able to:

•	Dramatically expand sales in the timing device marketplace.

Combining our resources – R&D, marketing, customer relationships – allows us to pursue the larger opportunities in the timing market more effectively than either could do independently. The overall timing marketplace represents a $4 billion opportunity; the largest sub-segment of silicon timing is in communications, with a $450M and growing available market.

•	Accelerate the growth and diversification goals of each company

With a “footprint” in the communications, consumer, and computing markets, the resulting company has greater potential for growth in all of these segments. This growth comes first, from the ability to cross-sell each other’s existing technology into the combined customer base, and ultimately from the increased relevance of the merged company to customers in these arenas, and the identification of ongoing growth opportunities that comes from those relationships.

•	Deliver meaningful value to shareholders of both companies

Both sets of shareholders benefit from improved profitability, through operating synergies; through increased revenue growth, through market synergies; and through the opportunity to accelerate R&D investments into entirely new areas. Furthermore, the resulting company strongly leverages IDT’s almost fully depreciated fabrication facility, and further reduces its reliance on commodity SRAM for efficiency.

2.    Why are the companies joining now?

Although both companies have significant standalone opportunities for growth, and a track record of independent success, we have also reached a point in our growth where we can make this investment without losing focus on managing and growing our business. Particular opportunities that make this merger timely include selling ICS’s clock ICs into IDT’s communications customer base and the leveraging of IDT’s manufacturing resources through migrating some of ICS’s chip production to IDT’s Hillsboro fab.

In addition, completing this combination now will also allow us to enjoy significantly greater combined resources (R&D, marketing, etc.) and complementary strengths (products, channel presence, etc.) which we believe will create a time to market advantage in the rapidly evolving consumer segment, especially in areas where the consumer and communications segments are converging.

Another benefit of completing the transaction now is that the sooner we combine the operations, the sooner we can begin the process of migrating ICS product manufacturing to IDT’s Hillsboro fab, where there is very low cost manufacturing capability due to the nearly fully depreciated fab capacity at that facility. While we are not planning on immediately porting existing ICS products to Hillsboro, we expect that ICS’s next generation products will be produced there.

3.    What do you see as the opportunities for the combined company going forward? Did something change in how you perceive your standalone market opportunity?

Not at all. Both companies feel confident in their ongoing strategies and market positions. However, this combination provides the potential for substantial incremental market and product opportunities and profitability. Both companies view this as a further acceleration of their ongoing strategies and level of success.

4.    Is this a merger or acquisition?

It is a merger of two companies with significant strengths in complementary areas. Although the resulting company will retain the name “IDT”, management from each company will be well represented in the top level management of IDT, including the board of directors. Given the relatively equal ownership in the combined company, each company’s respective sets of shareholders stand to benefit meaningfully via this combination.

5.    What is the name of the new company? What is its stock symbol?

The company will retain IDT’s name, and continue to use its current stock symbol.

6.    Where will the company’s headquarters be based?

The headquarters will be in IDT’s new San Jose facility.

7.    How many employees does IDT have? How many employees does ICS have?

IDT U.S.	1100
IDT International:	1855

IDT Worldwide		2955
ICS U.S.		354
ICS International		202

ICS Worldwide		556

8.    What are the key financial terms of the transaction?

For each share of ICS, shareholders will receive 1.3 shares of IDTand $7.25 in cash. Based on June 15, 2005 close prices and current fully diluted shares outstanding, this represents a total transaction value of $1.7Bn. ICS shareholders will own approximately 46% of the combined entity.

9.    Will this transaction be accretive?

The transaction will be non dilutive to fiscal year 2006 IDT non-GAAP earnings per share. The transaction will be accretive to fiscal year 2007 IDT non-GAAP earnings per share. The assumption is that this transaction is expected to close in the fall of 2005. Detailed guidance will be provided upon closing of the transaction.

10.    What is the expected composition of the shareholder base for the combined company?

IDT	54%
ICS	46%

11.    Who proposed this merger – IDT or ICS?

Further details will be provided in the background section of the S-4 merger document that will be filed shortly.

12.    When is the deal expected to close?

We expect the deal to close some time this fall.

13.    Who will be the management of the combined company? Who will be running the business units and holding other key management positions?

The various key positions of the resulting company include:

•	The Chairman of the Board will be the current CEO of ICS, Hock Tan

•	The CEO will be the current CEO of IDT, Greg Lang.

•	The CFO will be the current CFO of IDT, Clyde Hosein.

•	The ICS timing product lines will be integrated with the Timing Solutions Division of IDT.

Other executive positions have not been described, but will largely follow IDT’s current structure. The intent would be to minimize disruption to both sets of organizations – both organizations want their employees to continue to focus on delivering the best solutions to the customers in an uninterrupted manner.

14.    Who will be on the Board of Directors with this merger?

The board of the combined company will consist of nine members. In addition to Greg Lang and Hock Tan, there will be four members from the current IDT board and three members from the current ICS board. Hock Tan will be Chairman of the Board.

15.    Does the deal require shareholder approval?

Yes, this merger requires the approval of the shareholders of both companies.

20.    Have the Boards of Directors of both IDT and ICS approved the transactions?

Both boards unanimously approved the transaction.

Who were the advisors for each company?

IDT has been advised by Morgan Stanley and ICS has been advised by Lehman Brothers and Piper Jaffray. Legal counsel included Latham & Watkins for IDT and Kirkland & Ellis for ICS.

16.    What are the expected integration plans?

Over time, we will provide further details on integration of the two companies. The composition of the board has been described, and the CEO of the resulting company will be IDT’s current CEO, Greg Lang.

Our integration effort will rely on specific key factors for success:

•	There is a shared vision of how the company will continue to grow the underlying businesses. We both have a similar culture of innovation and customer dedication and have noted a strong level of compatibility between our two organizations.

•	Leadership roles have already been defined. Today we have announced senior management roles and will announce other management roles shortly after close.

•	Integration teams will be established, given clearly defined deadlines, and team leaders will be held accountable for integration success. As the two companies begin their integration efforts, management will endeavor to provide urgency and accountability.

•	Finally, we will not lose focus on our key objective, which is to provide uninterrupted and ultimately expanded service to our customers with continued delivery of increased value to shareholders.

17.    What are the steps remaining to “close” the deal?

Following our definitive agreement announced on June 15, the remaining major events are:

•	Approval by the shareholders of both companies

•	Regulatory approval by the government.

sheet, with no debt, and considerable ongoing cash generation capability (~$86MM LTM). The use of this cash serves to enable IDT to issue fewer shares to complete the transaction.

18.    What is the financial impact upon IDT?

We expect the transaction will be non dilutive to fiscal year 2006 IDT non-GAAP earnings per share. We project the transaction will be accretive to fiscal year 2007 IDT non-GAAP earnings per share. The assumption is that this transaction is expected to close in the fall of 2005. Detailed guidance will be provided upon closing of the transaction.

19.    Are you giving or changing guidance at this time?

No, we are not. We will provide more clarity on this point at the time of the closing of the transaction.

20.    What will be the fiscal reporting calendar for the combined company?

The resulting company will follow the financial calendar of IDT.

21.    Can you provide more detail on the cost and revenue synergies? Over what time frame will these synergies be achieved?

We will provide more detail on synergies over time, although we anticipate synergies from:

•	Improvement in our fab utilization by building new ICS products in our nearly fully depreciated fab

•	Operations where we can reduce or redeploy in areas where we have redundant infrastructure and/or resources particularly in both company’s SG&A expenses.

•	The redeployment of our limited overlap in R&D will help to achieve the market expansion goals of the merged company.

•	Market expansion due to increased opportunities and products for the communications sub-segment of the silicon timing opportunity

•	Market expansion due to increased ability to penetrate more of the crystal-oscillator share of the timing market

Although we should be able to realize some of these synergies in fiscal year 2006, we will most likely fully realize synergies from G&A redundancies within 12 months following the closing of the transaction. We expect that manufacturing synergies would be realized over a longer period.

Overall we expect the transaction to be neutral to IDT’s earnings in fiscal 2006, assuming a October 1st close, and accretive to F07 earnings. Within three years of the close, we expect to generate $40m to $50m in cost and expense synergies from the transaction. More specifics on the synergies will be provided after the close.

22.    When will customers know who will be managing their account?

We will announce our integration plans around closing. Our customers can remain assured that maintaining the high level of service they currently receive is a top priority for both companies.

23.    There are a number of administrative positions where you don’t need two: controller, CFO, IT, HR, etc. How many of those do you see, and how will you reconcile the organization?

The specifics of our integration plans will be made available later. We will rationalize the organizations after close.

24.    Will any duplicative products be obsoleted?

Ultimately, some duplicated products will likely be consolidated into products made at IDT’s fab, which would accelerate our manufacturing synergies. We will evaluate alternatives and determine plans after close.

25.    How do partners benefit from this deal?

Our sales channel partners benefit from a broadened product portfolio, as the two companies’ product lines are unified and complementary. This broadened line serves to increase the sales potential of existing customers, as well as to introduce current channel partners to new customers.

26.    Will this affect any existing release plans for IDT or ICS products?

There is no impact to the product development plans of either company at this time. After close, we will determine where there is overlap and redirect some R&D efforts. Once complete, we expect a broader set of product development activities, not less.

27.    How do customers benefit from this deal?

The benefits to customers are numerous. Customers will have a broader portfolio available from one solutions provider. As a joint company, employees from IDT and ICS bring an expansive expertise to solving customer challenges. The combined effort will bring new perspectives and solutions from different but related markets. They will also benefit from the improved efficiency of the IDT fab facility.

28.    Will any IDT or ICS products be obsoleted?

Since both companies must remain and operate as separate entities until the close, there will be no product changes due to the integration. Following the close, no premature end of life activity is anticipated from this transaction.

29.    Who do I contact for support?

Continue to work with your existing sales contacts or distributors. If you are not currently a customer of either company, information on their channel partners and regional sales offices can be found on their web sites.

30.    Will there be layoffs because of this merger? How would that be determined?

Whenever you combine two independent companies, there are likely to be some redundant administrative, operations, and technology functions. As part of the evaluation during the integration, we will evaluate the resources needed for each function, establish the organizational structures, and look for opportunities to redirect resources before deciding on targeted layoffs where overlap or redundancy exists. Potentially impacted employees will be evaluated against the needs of the resulting organization, regardless of which company they currently work for.

Since both companies must remain and operate as separate entities until the close, there will be no integration changes until closing. Unfortunately, we cannot provide details until then, as we must abide by the legal restrictions and retain the separate company status. Once the close occurs, we’ll be able to make and communicate final decisions about integration.

Safe Harbor Statement

This filing contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to the proposed merger and the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Participants in the Transaction

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2004 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

IDT and ICS intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings when they become available because they will contain important information about IDT, ICS and the proposed merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.